UVENTUS TECHNOLOGIES CORP.
135 – 998 Aram Building 2nd Floor
931-21 Deachi 4 Dong, Gangnam-Gu
Seoul, Korea

September 18, 2009

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Mr. Joe Foti, Division of Corporate Finance

Dear Mr. Foti:

Re:
Uventus Technologies Corp. (the “Company”)
Form 10-KSB for the Fiscal Year Ended August 31, 2008
Filed December 4, 2008
Item 4.01 Form 8-K Filed August 7, 2009
File No. 000-52892

We confirm receipt of the comment letter from the Securities and Exchange Commission (the “SEC”), as set forth in the SEC”s comment letter, dated September 2, 2009 and received on September 17, 2009 (the “SEC Letter”) and advise that the Company has amended its Form 8-K filing that was filed on August 7, 2009, in accordance with the comments of the SEC Letter.

In addition, we advise that the Company’s new PCAOB registered independent public accounting firm will be re-auditing the previous fiscal year end with the current fiscal year end.

Yours very truly,

UVENTUS TECHNOLOGIES CORP.

Per:          /s/ Jean Pomerleau
Jean Pomerleau
President and Director